UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT
(From January 1, 2009 to March 31, 2009)
THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

I.	Company Overview
II.	Business
III.	Financial Information
IV.	Auditor’s Opinion
V.	Corporate Organization including Board of Directors and Affiliated Companies
VI.	Shareholders Information
VII.	Employees
VIII.	Transactions with Parties Having Interests
IX.	Other Information Relating to the Protection of Investors

Attachment: Korean GAAP Non-consolidated Financial Statements

I.	COMPANY OVERVIEW
1.	Company Overview
A.	Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters
(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com
D.	Corporate Purpose of the Company
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business (Production, Importation, Distribution, Screening)
13. Any business or undertaking incidental or conducive to the attainment of the objects above
E.	Credit Ratings
(1)	Corporate Bonds

	Subject of		Credit rating entity
Credit rating date	valuation	Credit rating	(Credit rating range)	Evaluation classification
June 13, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation

	Subject of		Credit rating entity
Credit rating date	valuation	Credit rating	(Credit rating range)	Evaluation classification
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular valuation
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current valuation
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current valuation
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2)	Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 13, 2006	CP	A1	Korea Information Services, Inc.	Current valuation
June 21, 2006	CP	A1	Korea Ratings	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	Korea Information Services, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
November 5, 2007	CP	A1	Korea Ratings	Regular valuation
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular valuation
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular valuation
June 3, 2008	CP	A1	Korea Ratings	Current valuation
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current valuation
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current valuation
October 20, 2008	CP	A1	Korea Ratings	Regular valuation
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular valuation
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3)	International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current valuation
April 7, 2009	Offshore Exchangeable Notes	A	Fitch (England)	Current valuation
April 7, 2009	Offshore Exchangeable Notes	A2	Moody’s (U.S.A.)	Current valuation
April 7, 2009	Offshore Exchangeable Notes	A	S&P (U.S.A.)	Current valuation

2.	Company History
A.	Location of Headquarters
—	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

—	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

—	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

—	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

—	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Significant Changes in Management

At the 25th General Shareholders’ Meeting held on March 13, 2009, Man Won Jung was elected as CEO and Jae Won Chey from within the Company was elected a Director while Hyun Chin Lim from outside the Company was re-elected as a Director. Directors Young Ho Park and Shin Bae Kim from within the Company resigned from the Board on March 12, and on March 13, respectively.
C.	Other Important Matters related to Management Activities

(1) Resolution to issue registered offshore unsecured convertible bonds.

In accordance with the resolution of the Board of Directors on March 13, 2009, the Company decided to issue offshore registered, unsecured convertible bonds in order to refinance its maturing offshore unsecured convertible bonds (maturity date: May 27, 2009) originally issued in May of 2004. Details related to the said offshore unsecured convertible bonds to be issued are as follows:

Face value of the Convertible Bonds (“CB”)	US$ 332,528,000 (Won 460, 019 million)
Interest and Payment Terms of the CB	Coupon Rate of 1.75% payable semi-annually
Maturity of the CB	April 7, 2014
Conversion Price and Ratio	Won 230,010 per share, 100%
Shares to be Converted	Registered Common (Treasury) Shares issued by the Company
Conversion Period	From May 18, 2009 to March 28, 2014

3.	Total Number of Shares
A.	Total number of shares

(As of March 31, 2009)			(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,533,235	—	8,533,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,400,708	—	8,400,708	—
VI. Number of shares outstanding (IV-V)	72,345,003	—	72,345,003	—

*	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 shares of its treasury stock to stabilize its common share price. As the result of such retirement of treasury stock, the total number of outstanding shares decreased to 80,745,711.

B.	Treasury Stock
(1)	Acquisitions and Dispositions of Treasury Stocks

(As of March 31, 2009)								(Unit: Shares)
			At the
		Type of	beginning of	Changes				At the end of
Acquisition methods		shares	period	Acquired (+)		Disposed (-)	Retired (-)	period	Remarks
Direct acquisition	pursuant to Article 165-2 of the relevant Act[1]	Common shares	4,704,828	179,200	[2]	—	448,000	4,436,028	—
		Preferred shares	—	—		—	—	—	—

	based on reasons other than those stipulated in Article 165-2 of the relevant Act[3]	Common shares	77,970	—		—	—	77,970	—
		Preferred shares	—	—		—	—	—	—

Sub-total		Common shares	4,782,798	179,200			448,000	4,513,998	—
		Preferred shares	—	—		—	—	—	—

Indirect acquisition through trust and other agreements		Common shares	3,886,710	—		—	—	3,886,710	—
		Preferred shares	—	—		—	—	—	—

Total		Common shares	8,669,508	179,200			448,000	8,400,708	—
		Preferred shares	—	—		—	—	—	—

[1]	The “relevant Act” in the above table refers to Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)

[2]	The 179,200 shares of treasury stock directly acquired pursuant to Article 165-2 of the FSCMA were acquired for the purpose of retirement; the retirement of such stock was completed on January 9, 2009.

[3]	Of the 4,513,998 shares of directly acquired treasury stock, 3,371,804 shares were deposited with Korea Securities Depository to be used in exchange for the Company’s offshore exchangeable bonds. (As of April 7, 2009)

(2)	Retirement of Treasury Stock

(Unit: in millions of Won, Shares)
			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of Share Price	Common	448,000	92,476	December 2, 2008 — January 7, 2009	—

Total		Common	448,000	92,476	—	—
		Preferred	—	—	—	—
(3)	Trust Agreements Execution relating to Treasury Stocks, Etc.

(Amounts: in millions of Won)
	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
		No. of		No. of		No. of		No. of
Category	Amount	Transactions	Amount	Transactions	Amount	Transactions	Amount	Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date: Oct. 26, 2007 Extension Amount: Won 631,200 2. Extension Date: October 29, 2007 Extension Amount: Won 350,800

Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—

Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—

Total	982,000	4	—	—	—	—	982,000	4

4.	Status of Voting Rights

(As of March 31, 2009)		(Unit: shares)
Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	80,745,711	—
	Preferred share	—

Number of shares without voting rights (B)	Common share	8,400,708	Treasury shares
	Preferred share	—

Shares with restricted voting rights under the Korean law (C)	—	—	—

Shares with reestablished voting rights (D)	—	—	—

The number of shares with exercisable voting right s (E = A - B - C + D)	Common share	72,345,003	—
	Preferred share	—

5.	Dividends and Others
A.	Dividends
     (1) Distribution of cash dividends was approved during the 22nd General Meeting of Shareholders held on March 10, 2006.
     — Distribution of cash dividends per share of Won 8,000 (exclusive of interim dividend of Won 1,000) was approved.
     (2) Distribution of interim dividends of Won 1,000 was approved during the 270th Board of Directors’ Meeting on July 28, 2006.
     (3) Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.
     —Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.
     (4) Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.
     (5) Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.
     — Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

     (6) Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.
     (7) Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.
     — Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
B.	Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)
Classification		2008 (25th)	2007 (24th)	2006 (23rd)
Par value per share (Won)		500	500	500

Current Period’s net income		1,277,658	1,642,451	1,446,598

Net income per share (Won)		17,559	22,607	19,734

Total cash dividend		681,996	682,379	582,386

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		53.4	41.5	40.3

Cash dividend yield ratio (%)	Common share	4.5	3.8	3.6
	Preferred share	—	—	—

Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—

Cash dividend per share (Won)	Common share	9,400	9,400	8,000
	Preferred share	—	—	—

Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 682,379 million for the year ended December 31, 2007 includes the total interim dividend amount of Won 72,667 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 582,386 million for the year ended December 31, 1006 includes the total interim dividend amount of Won 73,714 million, and the cash dividend amount per share of Won 8,000 includes the interim cash dividend amount of Won 1,000.

II.	BUSINESS
1.	Business Overview

A.	Industry Characteristics
As of March 31, 2009, the number of domestic mobile phone subscribers reached 46.2 million and with a 95.1% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 100%, additional future growth of the domestic market may be possible.
The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
B.	Growth Potential
(Unit: 1,000 persons)

		As of December 31,
Classification		March 31, 2009	2008	2007	2006	2005
Penetration rate (%)		95.1	93.8	89.8	83.2	79.4
Number of subscribers	SK Telecom	23,348	23,032	21,968	20,271	19,530
	Others (KTF, LGT)	22,887	22,575	21,529	19,926	18,812
	Total	46,235	45,607	43,497	40,197	38,342
(Source: Korea Communications Commission website)
C.	Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company

(As of March 31, 2009)	(Unit: %)

		As of December 31,
Classification	March 31, 2009	2008	2007	2006
Mobile communication services	50.5	50.5	50.5	50.4
Comparative market share

(As of March 31, 2009)	(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	31.5	18.0

(Source: Korea Communications Commission website)

2.	Major Products & Services
A.	Updates on Major Products
(Unit: in millions of Won, %)

Business fields	Sales type	Item	Specific Usage	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile communication	Mobile Phone	June, NATE and others	2,833,035 (98.5%)
—	—	Others	—	Others	43,426 (1.5%)
B.	Price Fluctuation Trend of Major Products
Based on standard rates, the basic service fee is Won 13,000 and the usage fee per 10 seconds is Won 20. The rates are the same for 2007 and 2008.

3.	Investment Status
A.	Investment in Progress
(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/ New installation	2009	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	3,484	To be determined
Total				—	To be determined	3,484	To be determined
B.	Future Investment Plan
(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2009	2010	2011	Investment effect
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and provision of new services

4.	Revenues
(Unit: in millions of Won)

Business field	Sales type	Item		1Q 2009	2008	2007
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	2,833,035	11,492,832	11,083,821
			Subtotal	2,833,035	11,492,832	11,083,821
	—	Others	Export	802	5,855	4,101
			Domestic	42,624	175,975	197,979
			Subtotal	43,426	181,830	202,080
Total			Export	802	5,855	4,101
			Domestic	2,875,659	11,668,807	11,281,800
			Total	2,876,461	11,674,662	11,285,901

5.	Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency exchange swap contracts and interest rate swap contracts. The income or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of our derivatives is calculated using our transaction bank’s valuations. In accordance with the derivatives contracts, our estimated gain/loss on the date of expiration is 0.
A.	FX SWAP
(1)	Purpose of Contracts: Currency Exchange or Interest Rate Risk Hedging

(2)	Contract Terms

—	Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a fixed-for-fixed cross currency swap contracts with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$ 300,000,000) issued on April 1, 2004. As of March 31, 2009, in connection with unsettled foreign currency swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 15,792,434,000 (excluding tax effect totaling Won 4,995,311,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 68,198,313,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$ 100,000,000 borrowed on October 10, 2006. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 11,529,616,000 (excluding tax effect totaling Won 2,810,085,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 42,910 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 336,668,000 (net of tax effect totaling Won 1,621,602,000 and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won 72,774,136,000 was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$ 150,000,000 issued on November 20, 2008. As of March 31, 2008, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 27,348,000 (net of tax effect totaling Won 7,714,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 10,690,784,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of un-guaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 174,182,000 (net of tax effect totaling Won 49,128,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 3,691,397,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of un-guaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,053,180,000 (net of tax effect totaling Won 579,103,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 7,875,519,000) was accounted for as accumulated other comprehensive loss.
— Currency swap contract to which the fair value hedge accounting is applied
The Company has entered into a fixed-for-fixed cross currency swap contract with 10 banks including Hana Bank in order to hedge the foreign exchange risk of U.S. dollar denominated equity securities of China Unicom stocks. In connection with unsettled foreign currency swap contracts to which the fair value accounting is applied, losses on valuation of currency swaps of Won 179,141,150,000 and Won 82,296,215,000 for the quarter ended March 31, 2009 and the preceding quarter respectively were charged to current operations.
— Currency swap contract to which the hedge accounting is not applied
The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International in order to hedge the foreign currency risk of unguaranteed U.S. dollar dominated convertible bonds with face amounts of US$ 100,000,000 issued on May 27, 2004. In connection with unsettled cross currency swap contracts to which no hedge accounting is applied, a gain on valuation of currency swap of Won 13,282,483,000 for the quarter ended March 31, 2009 and a gain on valuation of currency swap of Won 5,608,244,000 for the preceding quarter ended December 31, 2008 were charged to current operations.
In addition, the Company has entered into fixed-for-fixed cross currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007. In connection with unsettled foreign currency swap contracts to which the hedge accounting is not applied, a loss on valuation of currency swap of Won 42,481,273,000 and a gain on valuation of currency swap of Won 12,743,118,000 for the quarter ended March 31, 2009 and the preceding quarter respectively were charged to current operations.
B.	Interest Rate Swap
(1) Purpose of Contracts: Interest Rate Risk Hedging
(2) Contract Terms

— Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling Won 200,000 million borrowed on June 29, 2006. As of March 31, 2009, in connection with unsettled interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 3,710,449,000 (net of tax effect totaling Won 1,046,537,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of March 31, 2009, in connection with unsettled interest rate swap contracts to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 20,754,959,000 (net of tax effect totaling Won 5,853,963,000) was accounted for as accumulated other comprehensive loss.

6.	Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Product	TU Media, ltd.	Feb. 23, 2009	December 31, 2009	2009 Satellite DMB Service Collaboration Contract	1,008
Service	SKC&C	Feb. 26, 2009	December 31, 2009	2009 IT SM Contract	2,079
Subtotal					3,087

*	Selected among contracts exceeding Won 300 million and classified by product and service.

7.	R&D Investments

(Unit: in thousands of Won)
Category		1Q 2009	2008	2007	Remarks
Raw material		3,498	89,176	96,217	—
Labor		18,942,040	38,062,791	39,388,760	—
Depreciation		31,992,413	138,511,764	129,208,262	—
Commissioned service		15,804,513	85,836,738	90,363,645	—
Others		7,036,982	34,539,984	37,609,969	—
Total R&D costs		73,779,446	297,040,453	296,666,853	—
Accounting	Sales and administrative expenses	73,277,576	293,443,380	288,519,863	—
	Development expenses (Intangible assets)	501,870	3,597,072	8,146,990	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.56%	2.54%	2.63%	—

8.	Other information relating to investment decisions
A.	Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provide solutions including licensing of the brands and downloading of the Company logos.
B.	Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories (total of 45) and is being used as the primary brand of the Company.

III.	FINANCIAL INFORMATION
1.	Unaudited Summary Financial Information (Unconsolidated)

(Unit: in millions of Won)
	For the Quarter
	ended	As of and for the year ended December 31,
Classification / Fiscal Year	March 31, 2009	2008	2007	2006	2005
Current assets	4,880,715	3,990,503	4,094,059	4,189,325	4,172,485
• Quick assets	4,863,604	3,976,576	4,075,378	4,172,887	4,166,500
• Inventory	17,111	13,927	18,681	16,438	5,985
Non-current assets	14,352,231	14,626,992	14,038,451	11,624,728	10,349,191
• Investments	5,464,007	5,668,127	5,940,045	3,547,942	2,366,760
• Property and Equipment	4,689,984	4,698,214	4,594,413	4,418,112	4,595,884
• Intangible assets	2,856,430	2,941,592	3,174,942	3,405,158	3,386,547
• Other non-current assets	1,341,809	1,319,059	329,051	253,516	—
Total assets	19,232,946	18,617,495	18,132,510	15,814,053	14,521,676
Current liabilities	4,467,527	3,412,490	2,484,548	2,985,620	2,747,268
Non-current liabilities	4,628,503	4,475,998	4,221,016	3,522,006	3,516,528
Total liabilities	9,096,030	7,888,488	6,705,564	6,507,626	6,263,796
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,958,132	2,957,095	2,954,829	2,962,699	2,966,198
Capital adjustment	(-)2,068,694	(-)2,147,530	(-)2,072,486	(-)2,019,568	(-)2,022,817
Other Cumulative Profit and Loss	142,795	373,784	1,594,099	473,904	—
Retained earnings	9,060,044	9,501,018	8,905,865	7,844,753	7,269,861
Total stockholders’ equity	10,136,916	10,729,007	11,426,946	9,306,427	8,257,881
Sales	2,876,461	11,674,662	11,285,900	10,650,952	10,161,129
Operating Profit (or Loss)	564,007	2,059,896	2,171,543	2,584,370	2,653,570
Profit (or Loss) from continuing operation before income tax	316,748	1,277,658	1,642,451	1,446,598	1,871,380
Current Period’s Net Profit (or Loss) before income tax	316,748	1,277,658	1,642,451	1,446,598	1,871,380

(Unit: Won)
	For the Quarter
	ended	For the year ended December 31,
Classification / Fiscal Year	March 31, 2009	2008	2007	2006	2005
Earnings per share	4,378	17,559	22,607	19,734	25,421
Diluted earnings per share	4,335	17,395	22,289	19,458	25,015

2.	Unaudited Summary Financial Information (Consolidated)

(Unit: in millions of Won)
	As of and for the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Current assets	5,422,447	4,813,072	4,663,962	4,598,580	4,390,692
• Quick assets	5,387,473	4,766,020	4,644,184	4,590,796	4,338,371
• Inventory	34,974	47,052	19,778	7,784	52,321
Non-current assets	17,051,224	14,235,863	11,576,006	10,106,193	9,892,665
• Investments	4,025,429	5,446,711	3,236,783	1,989,934	1,665,841
• Property and Equipment	7,437,689	4,969,353	4,507,335	4,663,369	4,703,922
• Intangible assets	3,978,145	3,433,962	3,518,411	3,452,889	3,522,903
• Other non-current assets	1,609,961	385,836	313,477	—	—
Total assets	22,473,671	19,048,935	16,239,968	14,704,772	14,283,358
Current liabilities	4,628,821	3,016,874	3,208,416	2,863,373	3,066,893
Non-current liabilities	6,020,410	4,344,428	3,548,464	3,513,860	4,010,721
Total liabilities	10,649,231	7,361,302	6,756,880	6,377,233	7,077,614
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,958,854	2,956,106	2,950,327	2,954,840	2,968,301
Capital adjustment	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515	(-)2,058,292
Other Cumulative Profit/Loss	356,192	1,591,258	490,010	—	—
Retained earnings	9,448,185	8,914,970	7,847,434	7,267,649	6,152,898
Total stockholders’ equity	11,824,440	19,048,935	9,483,088	8,327,540	7,205,743
Sales	14,020,984	11,863,357	11,027,977	10,721,820	10,570,615
Operating Profit (or Loss)	1,752,468	2,101,955	2,621,132	2,670,616	2,439,749
Profit (or Loss) from continuing operation before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414
Current Period’s Net Profit before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414

(Unit: Won)
	For the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Earnings per share in Majority Interest	16,707	22,696	19,801	25,443	20,261
Diluted earnings per share in Majority Interest	16,559	22,375	19,523	25,036	20,092

IV.	AUDITOR’S OPINION
1.	Auditor

	Year ended December 31,
Quarter ended March 31, 2009	2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion

Term	Auditor’s opinion	Issues noted
Quarter ended March 31, 2009	Appropriate	—
Quarter ended March 31, 2008	Appropriate	—
Year ended December 31, 2008	Appropriate	—
Year ended December 31, 2007	Appropriate	—

3.	Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A.	Audit Contracts

(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Quarter ended March 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,275,000	13,709
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review	1,066,318	11,468
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
			Service
Term	Contract date	Service provided	duration	Fee
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000

Year ended December 31, 2007	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

*	As of March 31, 2009, there is no non-audit services contract for 2009.

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1.	Board of Directors

A.	Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five non-executive outside directors and three executive directors. Within the Board, there are five Committees: Non-executive Outside Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
300th (the first meeting of 2009)	January 22, 2009	—	Financial Statements for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Report for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Plan and Budgeting for FY 2009	Approved as proposed
		—	Issuance of Corporate Bonds	Approved as proposed
301st (the second meeting of 2009)	February 17, 2009	—	Convocation of the 25th General Meeting of Shareholders	Approved as proposed
		—	Partnership Agreement with Offshore Private Equity Fund	Approved as proposed
302nd (the third meeting of 2009)	March 13, 2009	—	Election of the Representative Director	Approved as proposed
		—	Revision to the Regulations for the Board of Directors	Approved as proposed
		—	Appointment of Chairman of the Board of Directors	Approved as proposed
		—	Long-term Financing Plan for Foreign Currency	Approved as proposed
		—	Issuance of Offshore Exchangeable Bonds and Transfer of Treasury Shares in relation thereto	Approved as proposed
		—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

Outside Directors
Meetings	Dates	Attended	Description
The first meeting of 2009 (300th)	January 22, 2009	5 / 5	—
The second meeting of 2009 (301st)	February 17, 2009	5 / 5	—
The third meeting of 2009 (302nd)	March 13, 2009	5 / 5	—

C.	Committees within Board of Directors
(1)	Committee Structure
a)	Non-executive Outside Director Nomination Committee
(As of March 31, 2009)

Members
Number of		Non-executive Outside
Persons	Executive Directors	Directors	Remarks
3	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	Resignation of Executive Director, Shin Bae Kim (March 13, 2009)

*	The Non-executive Outside Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
b)	Compensation Review Committee
(As of March 31, 2009)

Number of	Members
Persons	Executive Directors	Non-executive Outside Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c)	Capex Review Committee
(As of March 31, 2009)

Members
Number of	Executive
Persons	Directors	Non-executive Outside Directors	Remarks
4	Sung Min Ha	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	Resignation of Executive Director, Young Ho Park (March 12, 2009)

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
d)	Corporate Citizenship Committee
(As of March 31, 2009)

Members
Number of	Executive
Persons	Directors	Non-executive Outside Directors	Remarks
4	Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Resignation of Executive Director, Young Ho Park (March 12, 2009)

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2)	Activities of the Committees of the Board of Directors (As of March 31, 2009)

Non-executive Outside Directors
Hyun Chin
				Dal Sup Shim	Lim
				(Attendance:	(Attendance:
	Date of			100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
Non-executive Outside Director Nomination Committee	February 17, 2009	25th General Meeting of Shareholders: Proposal to nominate an Independent Director Hyun Chin Lim	Approved as Proposed	For	For

Non-executive Outside Directors
Jay Yung
				Dal Sup Shim	Rak Yong Uhm	Chung
				(Attendance:	(Attendance:	(Attendance:
	Date of			100%)	100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
CapEx Committee	January 21, 2009	CapEx plan for 2009	Approved as proposed	For	For	For
D.	Directors’ Independence
On February 17, 2009, in the notice of the annual General Meeting of Shareholders, background information on Jae Won Chey, Man Won Jung, Hyun Chin Lim, candidates for the Board of Directors, was publicly disclosed. There was no other nomination by shareholders. For the election of the outside directors, the Company has established the Independent Director Recommendation Committee, which is currently in operation. In the 25th General Meeting of Shareholders held on February 17, 2009, the Committee recommended the outside director candidates.

Name	Outside Director?	Remarks
Sung Min Ha	X	o	During the 291st meeting of the Board of the Directors held on March 14th, 2008, the Non-Executive Outside Director Nomination Committee was established.
Rak Yong Uhm	0	o	Yong Woon Kim’s resignation from the directorship on (March 27, 2008) created a void, but he was replaced during the 293rd meeting of the Board of Directors held on May 30, 2008.
Jae Ho Cho	0	o	Director Shin Bae Kim submitted his resignation on March 13, 2009.

2.	Audit System
The Company’s Audit Committee consists of three non-executive outside directors, Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2009	January 21, 2009	o Issuance of corporate bonds	—	—
		o B2B Contract with TU Media	Approved as proposed
		o Evaluation of Internal Accounting Controls based on Auditor’s Opinion	Approved as proposed
		o 2nd half 2008 Management Audit Results	—
		o Reports on Internal Accounting Management system	—
The second meeting of 2009	February 16, 2009	o Reports on 2008 Korean GAAP Audit	—	—
		o Report on Review of Internal Accounting Management System	—
		o 2009 Management Audit Plan	—
		o Auditor’s Report for Fiscal Year 2008	Approved as proposed
		o Evaluation of Internal Accounting Management System Operation	Approved as proposed
		o Appointment of Auditor for FY 2009-2011	Approved as proposed
		o Construction of Mobile Phone Facilities for 2009	Approved as proposed
The third meeting of 2009	March 13, 2009	o Purchase of Mobile Phone Relay Device for 2009	Approved as proposed	—
		o Construction of Mobile Phone Facilities for 2009	Approved as proposed
		o 2009 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		o Long-term Financing Plan for Foreign Currency	—
		o Issuance of Offshore Exchangeable Bonds and Transfer of Treasury Shares	—
		o Asset Management Transaction with Affiliated Company (SK Securities)	—
The fourth meeting of 2009	April 23, 2009	o Audit Plan for 2009	—
		o Auditor Fees for 2009	Approved as proposed
		o Re-approval of entire Auditor Services for 2009	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercises of Voting Rights
A.	Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies
A.	Capital Investments between Affiliated Companies

(As of March 31, 2009)					* Based on common shares
	Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Corporation		33.40%	39.98%	23.22%		42.50%		72.13%
SK Energy
SK Networks							0.02%	17.71%
SK Telecom
SK Chemicals							58.03%
SKC								10.16%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	31.82%
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	31.82%	33.40%	39.98%	23.22%		42.50%	58.05%	100.00%

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Pover	DOPCO	CCES
SK Corporation			51.00%	45.53%		65.00%

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Pover	DOPCO	CCES
SK Energy							38.28%
SK Networks	22.71%	50.37%			15.00%		4.61%
SK Telecom					30.00%
SK Chemicals		0.25%
SKC	12.41%	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S								100.00%
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	35.12%	58.12%	51.00%	45.53%	45.00%	65.00%	42.89%	100.00%

	Invested companies
	YN	Daehan	Daehan	SK	SK	SK	Busan	Jeonnam
Investing companies	Energy	City Gas	Engineering	Sci-tech	NJC	Telink	City Gas	City Gas
SK Corporation
SK Energy
SK Networks
SK Telecom						90.77%
SK Chemicals				50.00%	60.00%
SKC
SK E&C
SK Shipping
SK Securities

	Invested companies
	YN	Daehan	Daehan	SK	SK	SK	Busan	Jeonnam
Investing companies	Energy	City Gas	Engineering	Sci-tech	NJC	Telink	City Gas	City Gas
Walkerhill
SK C&C
Daehan City Gas			100.00%
SK Telink
SK E&S	100.00%	47.62%					40.00%	100.00%
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	47.62%	100.00%	50.00%	60.00%	90.77%	40.00%	100.00%

	Invested companies
			OK
	Gangwon		Cashbag	Chungnam	SK		MRO
Investing companies	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys
SK Corporation
SK Energy
SK Networks							51.00%
SK Telecom					99.99%
SK Chemicals
SKC						20.63%		77.13%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C						48.14%
Daehan City Gas
SK Telink
SK E&S	100.00%	100.00%		100.00%
iHQ
SK D&D

	Invested companies
			OK
	Gangwon		Cashbag	Chungnam	SK		MRO
Investing companies	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company			100.00%
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	100.00%	100.00%	99.99%	68.77%	51.00%	77.13%

	Invested companies
			F&U
		Encar	Credit			SK	SK	SK
Investing companies	Innoace	network	Info.	Paxnet	TU Media	D&D	Utis	CTA
SK Corporation
SK Energy		87.50%						33.67%
SK Networks	43.08%
SK Telecom	14.25%		50.00%	59.74%	44.15%
SK Chemicals							60.00%
SKC
SK E&C						44.98%
SK Shipping
SK Securities			40.00%
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	57.33%	87.50%	90.00%	59.74%	44.15%	44.98%	60.00%	33.67%

	Invested companies
	Loen		SK	SK Mobile			CU	I Film
Investing companies	Entertainment	Independence	Petrochemical	Energy	SKC Media	iHQ	Media	Co.
SK Corporation
SK Energy			100.00%	88.34%
SK Networks
SK Telecom	63.48%					37.09%
SK Chemicals
SKC				11.66%	100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C		67.78%
Daehan City Gas
SK Telink
SK E&S
iHQ							52.52%	45.00%
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	63.48%	67.78%	100.00%	100.00%	100.00%	37.09%	52.52%	45.00%

	Invested companies
	NTREEV	SK	SK				SKN	Nuri
Investing companies	Soft	I-Media	Communications	Ecolgreen	I Platform	SKC Air Gas	Service	Solution
SK Corporation
SK Energy
SK Networks				55.00%	66.67%		100.00%

	Invested companies
	NTREEV	SK	SK				SKN	Nuri
Investing companies	Soft	I-Media	Communications	Ecolgreen	I Platform	SKC Air Gas	Service	Solution
SK Telecom	63.70%		64.82%
SK Chemicals
SKC						80.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C								46.32%
Daehan City Gas
SK Telink			0.67%
SK E&S
iHQ
SK D&D
SK Communications		100.00%
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	63.70%	100.00%	65.49%	55.00%	66.67%	80.00%	100.00%	46.32%

	Invested companies
	Commerce	Reviden	Solmics		SK	Hanaro	Broadband	Broadband
Investing companies	Planet	Asset	Co., Ltd.	Mecharonics	Broadband	Dream	Media	D&M
SK Corporation
SK Energy
SK Networks
SK Telecom	100.00%				43.42%
SK Chemicals
SKC			48.70%
SK E&C		99.00%
SK Shipping
SK Securities

	Invested companies
	Commerce	Reviden	Solmics		SK	Hanaro	Broadband	Broadband
Investing companies	Planet	Asset	Co., Ltd.	Mecharonics	Broadband	Dream	Media	D&M
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D		1.00%
SK Communications
Solmics Co., Ltd.				53.58%
SK Broadband						36.03%	100.00%	100.00%
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	48.70%	53.58%	43.42%	36.03%	100.00%	100.00%

	Invested companies
		SK					Namwon
		Marketing			Ulreung		Sarang
	Broadband	&		DOP	Mineral Co.,	WS	Electric
Investing companies	CS	Company	UB Care	Service	Ltd.	Commerce	Power	Incyto
SK Corporation
SK Energy		50.00%
SK Networks						100.00%
SK Telecom		50.00%
SK Chemicals			43.97%
SKC								100.00%
SK E&C				4.90%
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S				95.10%
iHQ

	Invested companies
		SK					Namwon
		Marketing			Ulreung		Sarang
	Broadband	&		DOP	Mineral Co.,	WS	Electric
Investing companies	CS	Company	UB Care	Service	Ltd.	Commerce	Power	Incyto
SK D&D							100.00%
SK Communications
Solmics Co., Ltd.
SK Broadband	100.00%
Broadband D&M
SK Marketing & Company
SK Gas					80.36%
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	43.97%	100.00%	80.36%	100.00%	100.00%	100.00%

	Invested companies
	Jeju United	Cross M	MKS
Investing companies	FC	Insight	Guarantee	Etoos	—	—	—	—
SK Corporation
SK Energy	100.00%
SK Networks
SK Telecom
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D			100.00%
SK Communications				100.00%
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company		100.00%
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	100.00%	100.00%

VI.	SHAREHOLDERS INFORMATION
1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2009)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.09	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Director	Common share	0	0.00	100
Sung Min Ha	Director	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,751,260	23.09	18,751,360	23.22
The table above includes Man Won Jung who was elected as CEO at the March 13, 2009 General Meeting of Shareholders.
Although there has been no change in the number of shares held by the largest shareholder, SK Corporation, due to the Company’s purchase and subsequent retirement of its treasury shares, SK Corporation’s ownership ratio in the Company has increased to 23.22%.
B.	Overview of the Largest Shareholder
SK Corporation is a holding company and as of March 31, 2009, has eight subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&S Co., Ltd., SK Shipping Co., Ltd., K-Power Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth. Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Industry	Description
SK Energy Co., Ltd.	33.40%	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.98%	Energy Sale	Publicly Listed
SKC Co., Ltd.	42.50%	Synthetic Resin Manufacturing	Publicly Listed
SK Shipping Co., Ltd.	72.13%	Ocean Freight	Privately Held
SK E&S Co., Ltd.	51.00%	Gas Company Holdings	Privately Held
SK Gas Co., Ltd.	45.53%	Gas	Publicly Listed
K-Power Co., Ltd.	65.00%	Power Generation	Privately Held

*	The above share holdings are based on common stock holdings as of March 31, 2009.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities in accordance with Article 8 of Regulation on Securities Issuance and Disclosure. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets. SK Energy Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.
(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owns 100 shares of the Company stock)

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3.	Distribution of Shares
A.	Shareholders with ownership of 5% or more

(As of December 31, 2008)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	SK Corporation	18,748,452	23.09	—	—	18,748,452	23.09
2	Citibank ADR	17,008,755	20.95	—	—	17,008,755	20.95
3	SK Telecom	8,669,508	10.68	—	—	8,669,508	10.68
Total		44,426,715	54.72	—	—	44,426,715	54.72

B.	Shareholdings under the Employee Stock Ownership Program
As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of March 31, 2009)	(Unit: Shares)

			Balance at the beginning	Balance at the end of
			of period	period
Classification	Account classification	Type of share	(Unit: Shares)	(Unit: Shares)
5th	Employee Stock Ownership Program Member Account	Common shares	114,168	110,985
8th			369,887	367,253
Total			484,055	478,238
C.	Shareholder Distribution
(As of December 31, 2008)

	Number of	Ratio	Number of	Ratio
Classification	shareholders	(%)	shares	(%)	Remarks
Total minority shareholders	23,685	99.95	31,279,161	38.52	—
Minority shareholders (corporate)	1,110	4.68	12,849,333	15.82	—
Minority shareholders (individual)	22,575	95.27	18,429,828	22.69	—
Largest Shareholder and Related Persons	6	0.01	18,751,260	23.09	—
Major shareholders	—	—	—	—	—
Other shareholders	10	0.04	49,914,550	61.47	—
Other shareholders (corporate)	8	0.03	32,088,119	39.52	—
Other shareholders (individual)	2	0.00	17,826,431	21.95	—
Total	23,695	100.00	81,193,711	100.00	—

4.	Share Price and Trading Volume in the Last Six Months
A.	Domestic Securities Market
(Unit: Won, shares)

		March	February	January	December	November	October
Types		2009	2009	2009	2008	2008	2008
Common stock	Highest	195,000	204,000	218,000	224,000	232,000	230,000
	Lowest	181,500	187,500	204,000	201,000	201,000	185,500
Monthly transaction volume		7,342,672	6,530,681	6,947,277	7,036,880	6,509,801	10,063,707
B.	Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		March	February	January	December	November	October
Types		2009	2009	2009	2008	2008	2008
Depository Receipt	Highest	16.25	16.56	18.35	18.80	19.24	19.92
	Lowest	12.69	13.39	16.35	15.11	14.83	14.01
Monthly transaction volume		34,913,100	18,710,300	22,262,400	50,873,000	36,884,100	59,291,300

VII.	EMPLOYEES

(As of March 31, 2009)	(Unit: persons, in millions of Won)

	Number of employees
	Office				Average	Aggregate	Average
	managerial	Production			service	wage for	wage per
Classification	positions	positions	Others	Total	year	2009 1Q	person	Remarks
Male	3,880	—	—	3,880	11.4	67,728	18	—
Female	626	—	—	626	9.4	8,984	14	—
Total	4,506	—	—	4,506	11.1	76,712	17	—

VIII.	TRANSACTIONS WITH PARTIES HAVING INTERESTS

1.	Loans to the Largest Shareholder and others

(Year Ended December 31, 2008)	(Unit: in millions of Won)

Name (Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	4,132	—	575	3,557	372	—
(Unit: in millions of Won)

		Investment and Disposal Details
Name			Transaction Details
(Corporate Name)	Relation-ship	Types of Investment	Period Start	Increase	Decrease	Period End	Remarks
SKT Global Investment	—	Common share	26,044	7,030	—	33,074	—
SK Industrial Development	—	Common share	—	664	—	664	—
Air Cross Company, ltd.	Affiliated company	Common share	2,440	55,000	(2,440)	—	—
Total			28,484	7,694	(2,440)	33,738	—

2.	Transfer of Assets to/from the Largest Shareholder

A.	Transfer of Assets
(Units: in thousands of Won)

		Details
					Amount	Amount
Name			Purpose		Transferred	Transferred
(Corporate	Relation-	Transferred	of	Date of	From Largest	to Largest
Name)	ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 26, 2009	—	116,818	—
Total					—	116,818	—

B.	Transfer of Business
(Units: in thousands of Won)

		Details
					Amount
					Transferred	Amount
Name					From	Transferred
(Corporate	Relation-	Transferred	Purpose of	Date of	Largest	to Largest
Name)	ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Loen Entertainment Co., Ltd.	Affiliated Company	Entire MelOn business	To facilitate growth of MelOn business through separate management	October 24, 2008	—	24,333,022	—
Total					—	24,333,022

3.	Transactions with Shareholders (excluding the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)
Agents
(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	154,801	168,406	159,014	164,193	—	—
Overseas investment companies
(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B.	Equity Investments
(Unit: in millions of Won)

		Investment and Disposition Details
			Transaction Details
Name (Corporate	Relation		Start of
Name)	-ship	Category	Period	Increase	Decrease	End of Period	Remarks
Translink L.L.C.	—	—	1,486	305	—	1,791	—
Skylake Global Incubest Fund #1 —Private Equity Investment Firm (SGI 1)	—	—	1,548	40	—	1,588	—
Total			3,034	345	—	3,379	—

IX.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
			2.	On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			3.	On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			4.	As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

     B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
— Election of executive directors
— Election of independent non-executive directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
— Election of executive directors
— Election of independent non-executive directors
— Election of independent non-executive directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008
2. Approval of Remuneration Limit for Directors
3. Amendment to Company Regulation on Executive Compensation
4. Election of Directors
— Election of executive directors
— Election of independent non-executive directors
— Election of independent non-executive directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

2.	Contingent Liabilities
A.	Material Legal Proceedings

(1)	Claim for damages by G. Mate Inc.
(a) Details: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but the Company subsequently refused to take delivery of such units. We appealed against G.Mate’s claim for approximately Won 4 billion in damages.
(b) Date of the Appeal: February 3, 2009

(c) Parties to the lawsuit: G.Mate Inc. (plaintiff) vs. the Company (defendant)
(d) Progress: A mediation requested by G.Mate could not reach an agreement (in January 2007) thus an action for monetary damages was brought before the Seoul Central District Court, to which seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. On December 4, 2008, the trial court awarded the plaintiffs approximately Won 420 million in damages, to which all of plaintiff, defendant and successors appealed, and the case was submitted as of February 3, 2009 and is currently pending before the Seoul High Court.
(e) Future court dates and the Company’s position: As to the denied claims concerning the YP3600 model, the Company will continue its defense that ‘no valid contract was executed.’ As to the partial loss concerning the YP3700 model, the Company will do its best to question the statute of limitations and contest the alleged damage claims to either reduce the award amount or to get the claim completely dismissed.
(f) Impacts on operation and finance: As the original judgment was found in our favor in most of the disputed amount except Won 420 million, a similar judgment will not adversely impact the Company’s operation and finance. However, as both parties to the lawsuit appealed, it is difficult to anticipate the outcome of the appeals proceedings with certainty. These results and analysis on impact are only anticipations. Actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.
(2)	Action for Monetary Damages — Wireless Data:
(a) Overview: The plaintiffs, who use the Company’s mobile telephone services, alleged that the reason a large wireless internet surcharge was imposed on them was because the Company violated its duty to clearly explain contractual provisions. The plaintiffs are seeking damages and, in the case of plaintiffs who are minors, they seek temporary claim, in addition to the above damages, incurred due to the Company’s alleged profiteering that the Company provided these minors wireless internet service without the consent of their legal representatives.
(b) Date of Appeal: February 2, 2009
(c) Parties to the Litigation: Misook Peon, et al. (plaintiffs, 5 in total) vs. the Company (defendant)
(d) Progress: On October 4, 2007, the trial court acknowledged 50% of the claims for 4 plaintiffs (legal adults) and 100% of the minor plaintiffs’ claim for a total of Won 3,707,479 in damages. However, the Company appealed, and on January 13, 2009, the appeals court cancelled the judgments for plaintiffs and denied all claims in favor of the Company. On February 2, 2009, the four dissenting plaintiffs of legal age and the two minor plaintiffs appealed the decision.
(e) Future court proceedings and the Company’s actions: The Company is determined to request that the court dismiss the case without hearing as the plaintiffs’ appeals request does not constitute the grounds for appeal.
(f) Impact on business: In the event that the case is decided against the Company, there is a risk that the National Council of the Green Consumers Network in Korea will bring an additional lawsuit based on this decision by recruiting other plaintiffs.
However, these results and analysis of the impact is only prospective. The actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.
(3)	Action for Monetary Damages — MSC/HLR Connectivity
(a) Overview: KT Corporation alleged that the Company unreasonably delayed KT Corporation’s request for connection to MSC/HLR, and sought damages for the extra connection fees incurred.
(b) Date of Lawsuit: April 9, 2008

(c) Parties to the litigation: KT Corporation (plaintiff) vs. the Company (defendant)
(d) The plaintiff brought an action against the Company in May 2008, and submitted preparatory pleadings in August of 2008 and in March of 2009. In July of 2008, the Company submitted its response refuting the alleged claim followed by another preparatory pleading in December of 2008. The lawsuit is currently pending. The court set 2 dates for further pleadings on January 23 and March 13, 2009.
(e) Future court proceedings and the Company’s actions: The court will hold the third pleading on April 28, 2009 to hear each party’s presentation, later followed by additional pleadings with witness testimonies. Prior to the third pleading, the Company will submit to the Court additional preparatory pleading and will make every effort to follow up with an aggressive defense using all legally possible defenses including presentations, witness testimonies and facts to have the plaintiffs’ claims dismissed in their entirety.
(f) Impact on business: In the event that the case is decided against the Company in its entirety, there is a risk that the Company will be obligated to pay up to Won 44.3 billion in damages (excluding interest). However, the litigation involves the Company’s MSC/HLR connectivity and KT’s waiver of rights of indemnification, and actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.
However, these results and analysis of the impact is only prospective. The actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.
B.	Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

3.	Status of sanctions, etc.
A.	Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1.268 billion by the Fair Trade Commission of Korea along with a correction order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company paid fines related to the sanction and is currently seeking a suspension of execution and is preparing an administrative litigation.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of March 31, 2009, the related non-consolidated statements of income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2009 and 2008, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
April 24, 2009
Notice to Readers
This report is effective as of April 24, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of March 31, 2009, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	51,254,982	63.48
Treasury stock	8,400,708	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and with the accounting policies for annual financial statements for the year ended December 31, 2008, except for the following:
a.	Revision of External Audit Law

In accordance with the revised External Audit Law of Korea, effective January 1, 2009, the title of “Balance Sheet” was replaced with “Statement of Financial Position”.
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,372.30 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended March 31, 2009. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

3.	INVESTMENT SECURITIES
a.	Short-term Investment Securities

Short-term investment securities as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

							December 31,
	March 31, 2009						2008
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (note)	~~W~~	600,000	~~W~~	596,884	~~W~~	596,884	~~W~~	366,040
Current portion of long-term investment securities		3,551		3,601		3,601		3,704

Total	~~W~~	603,551	~~W~~	600,485	~~W~~	600,485	~~W~~	369,744

(note)	The Company’s trading securities as of March 31, 2009 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income(expenses) as gain(loss) on valuation of short-term investment securities.
b.	Long-term Investment Securities

Long-term investment securities as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	March 31, 2009		December 31, 2008
Available-for-sale equity securities	~~W~~	2,919,875	~~W~~	3,066,306
Available-for-sale debt securities		3,652		4,787

Total		2,923,527		3,071,093
Less: current portion		(3,601)		(3,704)

Long-term portion	~~W~~	2,919,926	~~W~~	3,067,389

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	December 31, 2009							Carrying amount
	Number of	Percentage	Acquisition					March		December
	shares	(%)	cost		Fair value			31, 2009		31, 2008
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	5,290		~~W~~	5,290	~~W~~	5,636
KRTnet Corporation	234,150	4.4		1,171		1,093			1,093		1,098
POSCO Corp.	2,481,310	2.8		332,662		904,437			904,438		942,898
DAEA TI Co., Ltd.	99,120	0.2		1,695		91			91		89
Extended Computing Environment Co., Ltd.	133,333	0.5		10		59			59		40
nTels Co., Ltd.	205,200	6.2		34		541			541		504
Qualcomm Inc.	55,805	0.1		2,756		2,990			2,990		2,514
China Unicom Ltd.	899,745,075	3.8		1,333,009		1,323,696			1,323,696		1,357,648
LG Powercomm Co., Ltd.	6,000,000	4.5		240,243		35,760	(Note a)		35,760		39,000

Sub-total				1,917,361		2,273,957			2,273,958		2,349,427

(Investments in non-listed companies)
SK C&C Co., Ltd.	15,000,000	30.0		501,651		608,595	(Note b)		608,595		676,716
The Korea Economic Daily	2,585,069	13.8		13,964	(Note d)				13,964		13,964
Others				158,394	(Notes c&d)				9,747		12,932

Sub-total				674,009					632,306		703,612

(Investments in funds)
Others				13,611	(Note d)				13,611		13,267
Sub-total				13,611					13,611		13,267

Total			~~W~~	2,604,981				~~W~~	2,919,875	~~W~~	3,066,306

(Note a)	As the common stocks of LG Powercomm Co., Ltd. were listed on the stock Market of Korea Exchange during the year ended December 31, 2008, the Company recorded the investment at its market value as of March 31, 2009. In addition, as the difference between the market value and carrying value of the investments is material and the market value is significantly less than the acquisition cost over the long-term period, the Company recorded ~~W~~201,243 million of impairment loss on investment securities for the year ended December 31, 2008.

(Note b)	The number of shares held by the Company increased to 15,000,000 shares from 6,000,000 shares as the SK C&C performed stock split of 1:2.5 for the year ended march 31, 2009. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totals ~~W~~198,777 million (net of tax effect of ~~W~~63,462 million) and ~~W~~250,413 million (net of tax effect of ~~W~~79,947 million) as of March 31, 2009 and December 31, 2008, respectively.

(Note c)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~3,186 million of impairment loss on investment securities for the year ended March 31, 2009.

(Note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.
b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

				Carrying amount
				March		December
	Maturity	Acquisition cost		31, 2009		31, 2008

Public bonds	(note a)	~~W~~	101	~~W~~	101	~~W~~	1,236
Closed beneficiary certificates (note b)	October, 2009		3,501		3,551		3,551

Total			3,602		3,652		4,787
Less current portion			(3,551)		(3,601)		(3,704)

Long-term available-for-sale debt securities		~~W~~	51	~~W~~	51	~~W~~	1,083

The interest income incurred from available-for-sale debt securities for the three months ended March 31, 2009 and 2008 were ~~W~~71 million and ~~W~~1,420 million, respectively.

(note a)	The maturities of public bonds as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

Maturity	March 31, 2009		December 31, 2008

Within one year	~~W~~	50	~~W~~	153
After one year but within five years		51		1,083

	~~W~~	101	~~W~~	1,236

(note b)	Returns on the closed beneficiary certificates were accounted for as interest income.

b-(3).	Changes in Unrealized Gains (Losses) on Investments in Common Stock

The changes in unrealized gains (losses) on investments in common stock for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended March 31, 2009
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	941,096	(~~W~~	106,292)	~~W~~	—	~~W~~	834,804
Unrealized loss on valuation of long-term Investment securities		(401,945)		(175,435)		—		(577,380)

Sub-total		539,151		(281,727)		—		257,424
Less tax effect		(125,881)		63,478		—		(62,403)

Total	~~W~~	413,270	(~~W~~	218,249)	~~W~~	—	~~W~~	195,021

	For the three months ended March 31, 2008
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	2,402,284	(~~W~~	606,591)	~~W~~	—	~~W~~	1,795,693
Unrealized loss on valuation of long-term Investment securities		(158,575)		566		5,152		(152,857)

Sub-total		2,243,709		(606,025)		5,152		1,642,836
Less tax effect		(617,020)		166,657		(1,417)		(451,780)

Total	~~W~~	1,626,689	(~~W~~	439,368)	~~W~~	3,735	~~W~~	1,191,056

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	March 31, 2009							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			March 31,		December
	of shares	(%)	cost		value			2009		31, 2008

SK Broadband Co., Ltd.	102,451,249	43.4	~~W~~	1,209,629	~~W~~	531,113		~~W~~	1,069,696	~~W~~	1,146,736
SK Communications Co., Ltd.	28,029,945	64.8		175,441		132,183			143,848		147,392
SK Telink Co., Ltd.	943,997	90.8		5,296		109,814			109,814		112,358
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		100,379			100,379		101,345
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,048)			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		14,891			29,642		30,086
F&U Credit information Co., Ltd.	300,000	50.0		2,410		3,665			4,157		4,244
TU Media Corp.	28,538,064	44.2		151,980		13,284			13,284		14,847
Aircross Co., Ltd.	—	—		—		—	(Note a)		—		7,289
IHQ, Inc.	14,960,784	37.1		51,846		12,099			24,489		26,957
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,120		8,886			9,332		9,575
Commerce Planet Co., Ltd.	29,396	100.0		14,344		1,107			1,107		1,535
Loen Entertainment, Inc.	16,054,812	63.5		57,874		37,152			38,171		35,895
Harex Info Tech, Inc.	225,000	21.2		3,375		245			508		598
SK Mobile	—	20.0		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		112,622			112,622		112,160
Skytel Co., Ltd.	1,951,777	29.3		2,159		14,641			14,641		12,381
SK China Company Ltd.	94,960	29.7		6,159		4,556			3,470		3,657
SK Telecom China Co., Ltd.	—	100.0		7,340		10,258			10,258		7,157
TR Entertainment	13,542,553	42.2		10,953		2,818			9,270		9,626
ULand Company Ltd.	14,100,100	70.2		17,511		5,261			5,261		5,401
Virgin mobile USA, Inc.	13,940,549	16.6		62,096		(69,300)			50,002		62,096
SKT Americas, Inc.	109	100.0		17,467		33,826			33,826		36,126
SK Telecom China Holding Co., Ltd.	—	100.0		23,293		30,653			30,653		30,780
SK USA, Inc.	49	49.0		3,184		5,249			5,249		5,041
Helio, Inc.	794,375	14.3		1,342		116			116		116
Korea IT Fund	190	63.3		190,000		211,754			211,754		210,725
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,660			4,660		5,688
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		7,894			7,894		8,441
SK-KTB Music Investment Fund	297	74.2		14,850		13,959			13,959		13,954
IMM Cinema Fund	120	45.6		12,000		8,226			8,226		8,435
Michigan Global Cinema Fund	40	36.4		4,000		3,577			3,577		3,577
3rd Fund of Isu Entertainment	25	31.3		2,500		1,568			1,568		1,568
SK Telecom Advanced Tech & Service Center	—	100,0		6,989		9,828			9,828		10,053
Cyworld China Holdings	10,500,000	53.8		10,272		1,174			1,174		2,117
Magic Tech Network	4,500	30.0		8,494		2,162			7,416		7,725
SK Telecom Global Investment B.V.	18,000	100.0		33,074		41,420	(Note b)		41,420		31,866
SKY Property Mgmt. Ltd.	22,980	60.0		283,368		320,024			320,024		287,405
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,908			1,908		1,908
Prmaxsoftware tech.Co.,Ltd.	—	91.4		7,127		6,437			6,954		7,127
Benex Digital Cultural Contents Fund	50	19.9		5,000		5,068			5,068		5,068
Benex Focus Limited Partnership II	200	66.7		20,000		20,093			20,093		20,089

	March 31, 2009						Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset		March 31,		December
	of shares	(%)	cost		value		2009		31, 2008
K-net Culture & Contents Venture Fund	59	59.0		5,900	5,856			5,856		5,856
Open Innovation Fund	200	98.5		20,000	20,049			20,049		20,044
Other investments in affiliates				24,229		(Note c)		24,229		23,564

Total			~~W~~	2,935,205			~~W~~	2,537,563	~~W~~	2,600,719

(Note a)	In the first quarter of 2009, Aircross Co., Ltd. was fully liquidated.

(Note b)	In the first quarter of 2009, the Company invested ~~W~~7,030 million in SK Telecom Global Investment B.V., its wholly owned subsidiary.

(Note c)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

		For the three months ended March 31, 2009
								Equity in				Equity		Equity
							Equity in	other com-				method in		method in				Other
		Beginning		Acquisi-			earnings	prehensive		Capital		Retained		capital		Dividend		increase		Ending
		balance		tion			(losses)	income		Surplus		earning		adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	—	(~~W~~	8,771)	(~~W~~	7,220)	~~W~~	—	(~~W~~	56,043)	(~~W~~	5,006)	~~W~~	—	~~W~~	—	~~W~~	1,069,696
SK Communications Co., Ltd.	(Note a)		147,392		—		(4,725)		(18,463)		1,794	—			17,850		—		—		143,848
SK Telink Co., Ltd.	(Notes a and c)		112,358		—		3,494		287		—	—			—		(6,325)		—		109,814
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		3,332		(4,298)		—	—			—		—		—		100,379
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(1)		—		—	—			—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,086		—		48		(281)		—	—			281		(492)		—		29,642
F&U Credit information Co., Ltd.	(Note b)		4,244		—		(87)		—		—	—			—		—		—		4,157
TU Media Corp.	(Note a)		14,847		—		(1,563)		36		(36)	—			—		—		—		13,284
Aircross Co., Ltd.	(Note d)		7,289		—		—		—		—	—			—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(3,382)		(5,056)		—	—			5,970		—		—		24,489
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(285)		(7)		—	—			49		—		—		9,332
Commerce Planet Co., Ltd.	(Note b)		1,535		—		(428)		—		—	—			—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—		(347)		2,945		—	—			(322)		—		—		38,171
Harex Info Tech, Inc.	(Note b)		598		—		(90)		—		—	—			—		—		—		508
SK Mobile	(Note b)		2,111		—		—		—		—	—			—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(9,937)		10,399		—	—			—		—		—		112,622
Skytel Co., Ltd.	(Note a)		12,381		—		2,842		(582)		—	—			—		—		—		14,641
SK China Company Ltd.	(Note b)		3,657		—		(176)		(11)		—	—			—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—		5		3,096		—	—			—		—		—		10,258
TR Entertainment	(Note a)		9,626		—		(623)		267		—	—			—		—		—		9,270
ULand Company Ltd.	(Note a)		5,401		—		(594)		454		—	—			—		—		—		5,261
Virgin mobile USA, Inc.	(Note b)		62,096		—		(6,112)		(5,982)		—	—			—		—		—		50,002
SKT Americas, Inc.	(Note a)		36,126		—		(4,473)		2,173		—	—			—		—		—		33,826
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		—		(2,605)		2,478		—	—			—		—		—		30,653
SK USA, Inc.	(Note b)		5,041		—		182		26		—	—			—		—		—		5,249
Helio, Inc.	(Note b)		116		—		—		(26)		—	—			26		—		—		116
Korea IT Fund	(Note a)		210,725		—		1,029		—		—	—			—		—		—		211,754
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—		(1,181)		153		—	—			—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—		(547)		—		—	—			—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—		76		(72)		—	—			1		—		—		13,959
IMM Cinema Fund	(Note a)		8,435		—		(209)		—		—	—			—		—		—		8,226
Michigan Global Cinema Fund	(Note b)		3,577		—		—		—		—	—			—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—		—		—		—	—			—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—		(194)		(31)		—	—			—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—		178		(193)		—	—			(928)		—		—		1,174
Magic Tech Network	(Note b)		7,725		—		(309)		—		—	—			—		—		—		7,416
SK Telecom Global Investment B.V.	(Note a)		31,866		7,030		(16)		2,540		—	—			—		—		—		41,420
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		(1,167)		33,786		—	—			—		—		—		320,024
Wave City Development Co. Ltd.	(Note b)		1,908		—		—		—		—	—			—		—		—		1,908
Prmaxsoftware tech.Co.,Ltd.	(Note b)		7,127		—		(173)		—		—	—			—		—		—		6,954
Benex Digital Cultural Contents Fund	(Note b)		5,068		—		—		—		—	—			—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		20,089		—		4		—		—	—			—		—		—		20,093
K-net Culture & Contents Venture Fund	(Note b)		5,856		—		—		—		—	—			—		—		—		5,856
Open Innovation Fund	(Note a)		20,044		—		5		—		—	—			—		—		—		20,049

Total		~~W~~	2,577,155	~~W~~	7,030	(~~W~~	36,800)	~~W~~	16,418	~~W~~	1,758	(~~W~~	56,043)	~~W~~	17,921	(~~W~~	6,817)	(~~W~~	7,289)	~~W~~	2,513,334

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the three months ended March 31, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of March 31, 2009 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the three months ended March 31, 2009 was immaterial.

(note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulted from the full liquidation of Aircross Co., Ltd.

		For the three months ended March 31, 2008
										Equity
						Equity in		Equity in other		method in				Other
		Beginning				earnings		comprehensive		capital		Dividend		increase		Ending
		balance		Acquisition		(losses)		income		adjustments		received		(decrease)		balance

SK Broadband Co., Ltd.		~~W~~	—	~~W~~	1,089,818	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,206,343
SK Communications Co., Ltd.			149,850		—		(1,848)		3,076		—		—		—		151,078
SK Telink Co., Ltd.			97,136		—		4,696		(218)		—		(5,947)		—		95,667
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		(989)		—		—		—		—		—
Paxnet Co., Ltd.			30,237		—		(78)		407		—		(447)		—		30,119
F&U Credit information Co., Ltd.	(Note a)		3,851		—		(42)		—		—		—		—		3,809
TU Media Corp.			5,527		55,000		(4,950)		—		(30,514)		—		—		25,063
Aircross Co., Ltd.	(Note a)		5,967		—		(938)		(19)		—		—		—		5,010
IHQ, Inc.			38,911		—		(3,818)		624		—		—		—		35,717
Ntreev Soft Co., Ltd.			13,220		—		(4,418)		77		—		—		—		8,879
Baba Club	(Note a)		1,733		—		—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Note a)		6,266		—		20		—		—		—		1,733		8,019
Loen Entertainment, Inc.			21,415		—		976		(150)		—		—		—		22,241
Harex Info Tech, Inc.	(Note a)		1,118		—		(88)		—		—		—		—		1,030
SK Mobile	(Note a)		3,272		—		—		—		—		—		—		3,272
SKT Vietnam PTE Ltd.			101,412		—		(3,844)		5,659		(71)		—		—		103,156
Skytel Co., Ltd.	(Note a)		7,797		—		(52)		(1)		—		—		—		7,744
SK China Company Ltd.	(Note a)		—		—		54		83		—		—		—		137
SK Telecom China Co., Ltd.	(Note a)		7,154		—		3		—		—		—		—		7,157
TR Entertainment			—		10,131		—		—		—		—		—		10,131
ULand Company Ltd.			5,290		—		3,108		470		—		—		—		8,868
SK Telecom USA Holdings, Inc.			63,023		47,799		(27,002)		(6,509)		—		—		—		77,311
SKT Americas, Inc.	(Note a)		26,454		—		(275)		1,484		—		—		—		27,663
SK Telecom China Holding Co., Ltd.			19,070		3,031		28		2,896		—		—		—		25,025
SK USA, Inc.	(Note a)		3,140		—		—		—		—		—		—		3,140
Helio, LLC & Inc.			333		—		(264)		23		268		—		—		360
Korea IT Fund			210,568		—		735		—		—		—		—		211,303
Centurion IT Investment Association			2,463		—		—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note a)		5,607		—		—		—		—		—		—		5,607
2nd Music Investment Fund of SK-PVC	(Note a)		8,517		—		(338)		—		—		—		—		8,179
SK-KTB Music Investment Fund			13,367		—		186		(758)		—		—		—		12,795
IMM Cinema Fund			9,089		—		(20)		—		—		—		—		9,069
Michigan Global Cinema Fund	(Note a)		3,542		—		—		—		—		—		—		3,542
3rd Fund of Isu Entertainment	(Note a)		1,690		—		—		—		—		—		—		1,690

Total		~~W~~	867,019	~~W~~	1,205,779	(~~W~~	39,158)	~~W~~	7,144	(~~W~~	30,317)	(~~W~~	6,394)	~~W~~	114,062	~~W~~	2,119,124

(note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the three months ended March 31, 2008. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
iv)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

v)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

vi)	performed an analytical review on the unaudited and unreviewed financial statements
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended March 31, 2009
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	—	~~W~~	4,531	~~W~~	538,582
SK Communications Co., Ltd.		12,122		—		(223)		11,899
Paxnet Co., Ltd.		15,018		—		(267)		14,751
F&U Credit information Co., Ltd.		503		—		(11)		492
IHQ, Inc.		13,767		—		(1,377)		12,390
Ntreev Soft Co., Ltd.		595		—		(149)		446
Loen Entertainment, Inc.		1,223		—		(204)		1,019
Harex Info Tech, Inc.		351		—		(88)		263
Skytel Co., Ltd.		(1,387)		—		1,387		—
SK China Company Ltd.		106		—		(106)		—
TR Entertainment		6,856		—		(403)		6,453
Virgin mobile USA, Inc.		125,930		—		(6,628)		119,302
Magic Tech Network		5,562		—		(308)		5,254
Prmaxsoftware tech.Co.,Ltd.		691		—		(173)		518

Total	~~W~~	715,388	~~W~~	—	(~~W~~	4,019)	~~W~~	711,369

	For the three months ended March 31, 2008
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	—	~~W~~	561,891	~~W~~	—	~~W~~	561,891
SK Communications Co., Ltd.		21,019		(8,005)		(223)		12,791
Paxnet Co., Ltd.		16,091		—		(268)		15,823
F&U Credit information Co., Ltd.		545		—		(42)		503
IHQ, Inc.		19,274		—		(1,377)		17,897
Ntreev Soft Co., Ltd.		1,282		(92)		(149)		1,041
Baba Club		2,504		(2,504)		—		—
Commerce Planet Co., Ltd.		3,950		—		(219)		3,731
Loen Entertainment, Inc.		2,039		—		(204)		1,835
Harex Info Tech, Inc.		701		—		(88)		613
ULand Company Ltd.		4,245		—		(64)		4,181
TR Entertainment		—		9,516		—		9,516

Total	~~W~~	71,650	~~W~~	560,806	(~~W~~	2,634)	~~W~~	629,822

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended March 31, 2009
	Beginning						Ending
	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	(~~W~~	35)	~~W~~	234
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355	~~W~~	—	(~~W~~	35)	~~W~~	1,320

	For the three months ended March 31, 2008
	Beginning						Ending
	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—	(~~W~~	1,818)	~~W~~	374
ULand Company Ltd.		2,981		—		(2,981)		—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	6,259	~~W~~	—	(~~W~~	4,799)	~~W~~	1,460

Details of market price of the equity securities accounted for using the equity method as of March 31, 2009 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,030	102,451,249	~~W~~	515,330
SK Communications Co., Ltd.		7,510	28,029,945		210,505
IHQ, Inc.		1,170	14,960,784		17,504
Loen Entertainment, Inc.		4,400	16,054,812		70,641

The condensed financial information of the investees as of and for the three months ended March 31, 2009 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

SK Broadband Co., Ltd.	~~W~~	2,967,811	~~W~~	1,744,586	~~W~~	438,213	(~~W~~30,639)
SK Communications Co., Ltd.		274,926		71,004		55,021	(6,844)
SK Telink Co., Ltd.		193,881		72,899		69,318	3,874
SK Marketing & Company Co., Ltd.		558,053		357,295		60,125	6,993
Paxnet Co., Ltd.		38,525		13,597		9,455	600
TU Media Corp.		290,152		260,067		31,966	(2,726)
IHQ, Inc.		51,568		18,950		9,531	(2,638)
Ntreev Soft Co., Ltd.		24,177		10,227		4,575	(316)
Loen Entertainment, Inc.		84,298		25,771		21,275	1,078
SKT Vietnam PTE Ltd.		180,927		27,324		11	(11,185)
Skytel Co., Ltd.		53,729		3,832		10,612	5,059
TR Entertainment		8,080		1,403		1,993	(520)
ULand Company Limited		9,976		2,475		1,580	(502)
SKT Americas, Inc		45,378		11,553		6,611	271
SK Telecom China Holdings		45,469		14,816		6,490	(918)
Korea IT Fund		334,349		—		1,609	1,609
SKT-KTB Music Investment Fund		18,952		135		131	103
IMM Cinema Fund		18,028		—		176	150
SK Telecom Global Investment B.V.		41,505		85		123	48
SKY Property Mgmt. Ltd.		727,561		194,187		10,490	(152)
2nd Benex Focus investment Fund		30,418		279		285	6
Open Innovation Fund		20,539		189		194	5

5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	March 31, 2009						December 31,
	Short-term		Long-term		Total		2008
Loans to employees’ stock ownership Association (note)	~~W~~	1,209	~~W~~	58,894	~~W~~	60,103	~~W~~	60,908
Loans to employees for housing and other		55		33		88		106

Total	~~W~~	1,264	~~W~~	58,927	~~W~~	60,191	~~W~~	61,014

(note)	On December 26, 2007 and January 23, 2008, the Company loaned ~~W~~31,017 million and ~~W~~29,676 million, respectively, to employees’ stock ownership association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	Useful lives
	(years)	March 31, 2009		December 31, 2008

Land	—	~~W~~	447,445	~~W~~	447,088
Buildings and structures	30, 15		1,510,342		1,510,018
Machinery	6		13,656,868		13,441,993
Vehicles	4		20,210		21,070
Other	4		1,054,922		1,016,133
Construction in progress	—		278,099		281,574

			16,967,886		16,717,876
Less: accumulated depreciation			(12,277,902)		(12,019,662)

Property and equipment, net		~~W~~	4,689,984	~~W~~	4,698,214

Details of change in property and equipment for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended March 31, 2009
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	447,088	~~W~~	22	(~~W~~	70)	~~W~~	405	(~~W~~	—)	~~W~~	447,445
Buildings and structures		1,012,226		173		—		151		(14,119)		998,431
Machinery		2,594,086		1,207		(40)		262,848		(277,499)		2,580,602
Vehicles		2,035		43		(19)		—		(279)		1,780
Other		361,205		287,913		(329)		(242,541)		(22,621)		383,627
Construction in progress		281,574		49,302		(—)		(52,777)		(—)		278,099

Total	~~W~~	4,698,214	~~W~~	338,660	(~~W~~	458)	(~~W~~	31,914)	(~~W~~	314,518)	~~W~~	4,689,984

	For the three months ended March 31, 2008
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance

Land	~~W~~	444,252	~~W~~	27	(~~W~~	95)	~~W~~	536	(~~W~~	—)	~~W~~	444,720
Buildings and structures		1,054,484		401		(290)		—		(13,975)		1,040,620
Machinery		2,495,252		325		(708)		104,014		(262,389)		2,336,494
Vehicles		3,196		52		(137)		—		(466)		2,645
Other		305,095		253,922		(231)		(33,930)		(22,216)		502,640
Construction in progress		292,134		21,634		(—)		(103,133)		(—)		210,635

Total	~~W~~	4,594,413	~~W~~	276,361	(~~W~~	1,461)	(~~W~~	32,513)	(~~W~~	299,046)	~~W~~	4,537,754

7.	INTANGIBLE ASSETS

Intangible assets as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	March 31, 2009						December 31, 2008
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		Cost		amortization		amounts

Goodwill	~~W~~	2,341,625	(~~W~~	934,729)	~~W~~	1,406,896	~~W~~	2,341,625	(~~W~~	902,259)	~~W~~	1,439,366
Frequency use rights		1,385,120		(570,482)		814,638		1,385,120		(541,349)		843,771
Software development costs		188,358		(176,013)		12,345		188,358		(174,869)		13,489
Computer software		1,206,931		(639,548)		567,383		1,174,908		(586,654)		588,254
Other		140,562		(85,394)		55,168		139,562		(82,850)		56,712

	~~W~~	5,262,596	(~~W~~	2,406,166)	~~W~~	2,856,430	~~W~~	5,229,573	(~~W~~	2,287,981)	~~W~~	2,941,592

Details of changes in intangible assets for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended March 31, 2009
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance

Goodwill	~~W~~	1,439,366	~~W~~	—	(~~W~~	—)	~~W~~	—	(~~W~~	32,470)	~~W~~	1,406,896
Frequency use rights		843,771		—		—		—		(29,133)		814,638
Software development costs		13,489		—		—		—		(1,144)		12,345
Computer software		588,254		39		—		31,984		(52,894)		567,383
Other		56,712		961		(7)		51		(2,549)		55,168

	~~W~~	2,941,592	~~W~~	1,000	(~~W~~	7)	~~W~~	32,035	(~~W~~	118,190)	~~W~~	2,856,430

	For the three months ended March 31, 2008
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance

Goodwill	~~W~~	1,569,247	~~W~~	—	(~~W~~	—)	~~W~~	—	(~~W~~	32,470)	~~W~~	1,536,777
Frequency use rights		960,302		—		—		—		(29,133)		931,169
Software development costs		13,029		—		—		1,792		(3,578)		11,243
Computer software		585,574		362		—		30,745		(46,218)		570,463
Other		46,790		1,989		(92)		53		(1,964)		46,776

	~~W~~	3,174,942	~~W~~	2,351	(~~W~~	92)	~~W~~	32,590	(~~W~~	113,363)	~~W~~	3,096,428

The book value as of March 31, 2009 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,402,733	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	11 years
IMT license		748,836	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		60,668	WiBro Service	(note b)
DMB license		5,134	DMB Service	7 years and 3 months

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE
Bonds payable as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of Foreign Currency):

	Maturity	Annual interest	March		December
	year	rate (%)	31, 2009		31, 2008

Domestic general bonds	2009	5.0	~~W~~	150,000	~~W~~	300,000
²	2010	4.0		200,000		200,000
²	2010	6.77		50,000		50,000
²	2011	3.0		200,000		200,000
²	2013	4.0		200,000		200,000
²	2013	6.92		250,000		250,000
²	2014	5.0		200,000		200,000
²	2015	5.0		200,000		200,000
²	2016	5.0		200,000		200,000
²	2016	5.54		40,000		—
²	2016	5.94		230,000		—
²	2018	5.0		200,000		200,000
Dollar denominated bonds (US$ 300,000)	2011	4.25		413,130		377,250
Dollar denominated bonds (US$ 400,000)	2027	6.63		550,840		503,000
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (note a)		176,850		174,237
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (note b)		70,740		—
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (note a)		42,444		—
Convertible bonds (US$ 229,160)	2009	—		268,415		268,415
Floating rate notes (US$ 150,000,000)	2010	3-month LIBOR rate +3.05 (note c)		206,565		188,625

Total				3,848,984		3,511,527
Less discounts on bonds				(60,915)		(61,143)
Less conversion right adjustments				(2,223)		(5,733)
Add long-term accrued interest				17,256		17,256

Net				3,803,102		3,461,907
Less portion due within one year				(631,953)		(579,424)

Long-term portion			~~W~~	3,171,149	~~W~~	2,882,483

(note a)	The 3-months Euro Yen LIBOR rate as of March 31, 2009 is 0.60%.

(note b)	The 3-months Euro Yen TIBOR rate as of March 31, 2009 is 0.65%.

(note c)	The 3-months LIBOR rate as of March 31, 2009 is 1.19%.
All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~204,636 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of March 31, 2009 is 1,371,807 shares. Effective January 1, 2009, the conversion price was changed from ~~W~~203,516 to ~~W~~196,534 and the number of shares to be converted was changed from 1,324,744 shares to 1,371,807 shares due to the payment of annual dividends in accordance with the resolution of the Company’s board of directors on March 13, 2009.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the three months ended March 31, 2009, no conversion was made.

9.	LONG-TERM BORROWINGS
Long-term borrowings as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	March 31,		December 31,
	Lender	maturity year	rate (%) (note)	2009		2008
Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%		100,000		100,000
²	Citibank	July 29, 2011	91 days CD yield + 1.20%		100,000		100,000
²	Nonghyup	July 30, 2011	91 days CD yield + 1.30%		100,000		100,000
²	Hana Bank	July 31, 2011	91 days CD yield + 1.50%		150,000		150,000
²	Nonghyup	August 12, 2011	91 days CD yield + 1.50%		50,000		50,000
²	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
²	DBS Bank	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000
²	SMBC	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000

				US$	100,000	US$	100,000
Total				~~W~~	700,000	~~W~~	700,000

Equivalent in Korean won				~~W~~	837,710	~~W~~	825,750
Less current portion					—		—

Long-term borrowings				~~W~~	837,710	~~W~~	825,750

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from March 31, 2009 in accordance with the loan agreement.

(note) At March 31, 2009, the 91 days CD yield and the 6M LIBOR rate are 2.43% and 1.74%, respectively.

10.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009	December 31, 2008

Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	81,193,711
Outstanding shares, net of treasury stock	72,345,003	72,486,015
Significant changes in capital stock and capital surplus for the three months ended March 31, 2009 and for the year ended December 31, 2008 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued (note)	Capital stock		Capital surplus

At December 31, 2008	81,193,711	~~W~~	44,639	~~W~~	2,915,887

At March 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(note)	During the year ended December 31, 2003, 2006 and the three months ended March 31, 2009, the company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial Laws. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the three months ended March 31, 2009 and the year ended December 31, 2008

11.	TREASURY STOCK
The Company retired 448,000 shares of common stock at January 9, 2009 in accordance with Korean Commercial law, which were acquired by the Company from December 2, 2008 through January 7, 2009 for ~~W~~92,476 million. As a result of these transactions, retained earnings decreased by ~~W~~92,476 million.

12.	INCOME TAX
a.	Details of income tax expense

Income tax expense for the three months ended March 31, 2009 and 2008 consists of the following (In millions of Korean won):

	2009		2008

Current	~~W~~	127,602	~~W~~	172,345
Changes in net deferred tax liabilities (note a)		(21,054)		(37,644)

Income tax expense	~~W~~	106,548	~~W~~	134,701

(note a)	Changes in net deferred tax liabilities for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Ending balance of net deferred tax liabilities	~~W~~	171,678	~~W~~	804,950
Beginning balance of net deferred tax liabilities		(257,939)		(1,015,002)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		5,319		3,944
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		59,888		168,464

	(~~W~~	21,054)	(~~W~~	37,644)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the years ended March 31, 2009 and 2008 are as follows (in millions of Korean won) :

	2009		2008

Income before income tax expense	~~W~~	423,296	~~W~~	517,586
Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		102,413		142,323
Differences (note)		4,135		(7,622)

Income tax expense	~~W~~	106,548	~~W~~	134,701

Effective tax rates		25.17%		26.02%

(note)	The difference items between income tax computed using the statutory corporate income tax rates and the recorded income tax for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Permanent difference	~~W~~	5,058	(~~W~~	6,214)
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		10,027		13,561
Tax credit for investment		(12,744)		(15,132)
Other tax credits		(107)		(164)
Sur tax on exempted income		2,549		3,026
Additional income tax and tax refund for prior periods		(6,456)		(3,078)
Other		5,808		379

	(~~W~~	4,135)	(~~W~~	7,622)

13.	COMPREHENSIVE INCOME
Details of comprehensive income for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	2009				2008
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	316,748			~~W~~	382,885
Other comprehensive income (loss):
Unrealized loss on valuation of long-term investment securities, net		(218,249)		63,479		(435,633)	~~W~~	165,240
Equity in other comprehensive income of affiliates, net		6,976		(9,441)		6,110		(677)
Loss on valuation of currency swap, net		(21,381)		6,031		(6,959)		2,640
Gain (loss) on valuation of interest rate swap, net		1,664		(469)		(2,261)		858

Sub-total		(230,990)	~~W~~	59,600		(438,743)	~~W~~	168,061

Comprehensive income	~~W~~	85,758			(~~W~~	55,858)

14.	NET INCOME PER SHARE
The Company’s net income per share amounts for the three months ended March 31, 2009 and 2008, and for the year ended December 31, 2008 are computed as follows (In millions of Korean won, except for per share income per share):

Net income per share

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2009		2008		2008

Net income	~~W~~	316,748	~~W~~	382,885	~~W~~	1,277,658
Weighted average number of common shares outstanding		72,352,141		72,742,638		72,765,557

Net income per share (In Korean won)	~~W~~	4,378	~~W~~	5,264	~~W~~	17,559

The weighted average numbers of common shares outstanding for the three months ended March 31, 2009 and 2008 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For the three months ended March 31, 2009
Outstanding common stocks at January 1, 2009	81,193,711	90 / 90	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	90 / 90	(8,707,696)
Acquisition of treasury stock	(141,012)	(note a)	(133,874)

Total	72,345,003		72,352,141

For the three months ended March 31, 2008
Outstanding common stocks at January 1, 2008	81,193,711	91 / 91	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	91 / 91	(8,609,034)
Disposal of treasury stock	208,326	(note a)	157,961

Total	72,793,003		72,742,638

(note a)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income per share amounts for the three months ended March 31, 2009 and 2008, and for the year ended December 31, 2008 are computed as follows (In millions of Korean won, except for share data):

Diluted net income per share

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2009		2008		2008

Adjusted net income	~~W~~	319,562	~~W~~	385,463	~~W~~	1,288,808
Adjusted weighted average number of common shares outstanding		73,723,948		74,060,132		74,090,301

Diluted net income per share (In Korean won)	~~W~~	4,335	~~W~~	5,205	~~W~~	17,395

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2009 and 2008, and for the year ended December 31, 2008 are calculated as follows (In millions of Korean won, except for share data):

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2009		2008		2008

Net income		316,748	~~W~~	382,885	~~W~~	1,277,658
Effect of convertible bonds (note a)		2,814		2,578		11,150

Adjusted net income	~~W~~	319,562	~~W~~	385,463	~~W~~	1,288,808

Weighted average number of common shares outstanding		72,352,141		72,742,638		72,765,557
Effect of convertible bonds (note a)		1,371,807		1,317,494		1,324,744

Adjusted weighted average number of common shares outstanding		73,723,948		74,060,132		74,090,301

(note a)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increased the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

15.	RESTRICTED CASH AND CASH EQUIVALENTS
As of March 31, 2009, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~6,500 million of which due date is May 4, 2011.

16.	RELATED PARTY TRANSACTIONS
As of March 31, 2009 and December 31, 2008, the parent company and subsidiaries of the Company are as follows:
a.	Holding company and subsidiaries

		Ownership
Type	Company	Percentage (%)	Types of business

Ultimate parent company	SK C&C Co., Ltd.	(Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.1 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	43.4	Internet website services and telecommunication service
²	SK Communications Co., Ltd.	64.8	Internet website services
²	SK Telink Co., Ltd.	90.8	Telecommunication service
²	PAXNet Co., Ltd.	59.7	Internet website services
²	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
²	TU Media Corp.	44.2	Digital multimedia broadcasting service
²	IHQ, Inc.	37.1	Entertainment management
²	Ntreev Soft Co., Ltd.	66.7	Game software production
²	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
²	Loen Entertainment, Inc.	63.5	Release of music disc
²	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
²	SK Telecom China Co., Ltd.	100.0	Telecommunication service
²	SKT Americas, Inc.	100.0	Telecommunication service
²	The Second Music Investment Fund of SK-PVC	79.3	Investment association
²	SK-KTB Music Investment Fund	74.2	Investment association
²	IMM Cinema Fund	45.6	Investment association
²	CU Media Co., Ltd.	51.4 (Note c)	Broadcasting program production
²	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
²	Broadbandmedia Inc.	100.0 (Note c)	Multimedia TV portal service
²	HanaroDream Incorporated	36.0 (Note c)	Internet digital contents distribution
²	Benex Digital Cultural Contents Fund	19.9	Investment association
²	SK Telecom China Holdings	100.0	Equity investment (Holding company)
²	SK Telecom Advanced Tech & Service Center	100.0	Mobile solution production
²	Etoos Co., Ltd.	100.0 (Note c)	Web-based education service
²	2nd Benex Focus Investment Fund	66.7	Investment association
²	Open Innovation Fund	98.5	Investment association
²	SKY Property Mgmt. Ltd.	60.0	Equity investment
²	SK Telecom Global Investment B.V.	100.0	Equity investment
²	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Notec c)	GPS manufacturing and selling

(note a)	SK C&C Co., Ltd. became the Company’s ultimate parent company as of December, 31, 2007.

(note b)	The ownership percentage represents parent company’s ownership over the Company.

(note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b.	Transactions and balances with related parties
Significant related party transactions for the three months ended March 31, 2009 and 2008, and account balances as of March 31, 2009 and December 31, 2008 are as follows (In millions of Korean won):
b-(1)	Transactions

	For three months ended March 31, 2009						For three months ended March 31, 2008
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	6,303	~~W~~	59,983	~~W~~	1,579	~~W~~	11,214	~~W~~	49,555	~~W~~	2,171

Parent Company:
SK Holdings Co., Ltd.		—		5,778		55		—		150		77

Subsidiaries:
SK Broadband Co., Ltd.		—		7,665		13,757		—		—		—
SK Communications Co., Ltd.		—		5,730		1,856		—		3,810		1,735
SK Telink Co., Ltd.		—		3,701		6,199		16		3,563		6,928
SK Wyverns Baseball Club Co., Ltd.		—		—		—		—		5,300		1
PAXNet Co., Ltd.		—		2,044		26		—		1,557		25
F&U Credit Information Co., Ltd.		—		10,905		328		—		11,094		319
TU Media Corp.		—		14,708		8,918		32		1,280		18,267
Aircross Co., Ltd.		—		—		—		35		3,817		234
SKT Americas, Inc.		—		6,583		—		—		—		—
Loen Entertainment, Inc		—		6,951		1,063		—		1,304		—
Commerce Planet Co., Ltd.		—		15,491		201		—		2,365		147
SK Telecom China Holdings		—		8,315		—		—		1,744		—
Helio, Inc.		—		—		—		—		—		213
Others		—		2,799		164		—		1,774		2,452

Equity Method Investees:
SK Marketing & Company Co., Ltd.		—		33,481		1,126		—		—		—
SK Wyverns Baseball Club Co., Ltd.		—		7,214		—		—		—		—
Others		—		2,980		196		13		82		—

Others :
SK Energy Co., Ltd.		—		315		523		—		4,720		1,102
SK Engineering & Construction Co., Ltd.		19,024		2,516		468		7,794		194		739
SK Networks Co., Ltd.		99		170,348		5,111		2,202		206,607		3,291
SK Networks Service Co., Ltd.		—		5,718		—		—		—		—
Innoace Co., Ltd.		324		1,199		53		145		1,574		47
SK Telesys Co., Ltd.		13,450		335		57		42,919		321		91
Others		1,444		3,821		781		62		12,689		1,120

Total	~~W~~	40,644	~~W~~	378,580	~~W~~	42,461	~~W~~	64,432	~~W~~	313,500	~~W~~	38,959

b-(2)	Account balances

	As of March 31, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	1,306	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	38,239	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		53		—		—		—		15		—

Subsidiaries:
SK Broadband Co., Ltd.		420		—		—		60		355		4,805
SK Communications Co., Ltd.		2,767		—		—		—		4,872		5,524
SK Telink Co., Ltd.		1,130		—		—		—		366		1,217
F&U Credit Information Co., Ltd.		8		—		—		—		1,204		—
TU Media Corp.		6,303		—		—		—		268		2,709
SKT Americas, Inc.		—		—		—		—		7,568		—
IHQ, Inc.		29		—		—		—		1,022		—
Ntreev Soft Co., Ltd.		2,083		—		—		—		64		—
Commerce Planet Co., Ltd.		382		—		—		—		5,691		—
Loen Entertainment, Inc.		—		—		—		—		2,575		—
SKT Vietnam PTE Ltd.		7,000		—		—		—		—		—
SK Telecom China Co., Ltd.		1,035		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		9,853		—
Others		3		—		—		—		823		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,186		—		—		—		14,160		248
Virgin Mobile USA, Inc.		29		—		28,402		—		—		—
SK Wyverns Baseball Club Co., Ltd.		114		575		2,981		—		14		—
Others		—		—		—		—		393		—

Others:
SK Energy Co., Ltd.		589		—		—		140		166		—
SK Engineering & Construction Co., Ltd.		334		—		—		—		16,550		688
SK Networks Co., Ltd.		1,222		—		—		112		67,676		3,537
Innoace Co., Ltd.		19		—		—		—		2,145		2,444
SK Telesys Co., Ltd.		36		—		—		—		14,819		—
Others		374		—		—		5,400		4,769		—

Total	~~W~~	26,422	~~W~~	575	~~W~~	31,383	~~W~~	5,712	~~W~~	193,607	~~W~~	21,519

	As of December 31, 2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	2,399	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	98,342	~~W~~	24

Parent Company:
SK Holdings Co., Ltd.		46		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		1,662		—		—		60		5		4,805
SK Communications Co., Ltd.		1,450		—		—		—		15,221		5,524
SK Telink Co., Ltd.		7,115		—		—		—		24,215		1,217
SK Wyverns Baseball Club Co., Ltd.		114		575		2,982		—		11		—
PAXNet Co., Ltd.		—		—		—		—		725		150
F&U Credit Information Co., Ltd.		38		—		—		—		4,311		—
TU Media Corp.		4,318		—		—		—		13,055		2,709
SKT Americas, Inc.		—		—		—		—		8,234		—
IHQ, Inc.		29		—		—		—		1,159		—
Ntreev Soft Co., Ltd.		32		—		—		—		5,145		—
Commerce Planet Co., Ltd.		567		—		—		—		5,966		—
Loen Entertainment, Inc.		3,523		—		—		—		3,998		—
SKT Vietnam PTE Ltd.		3,130		—		—		—		—		—
SK Telecom China Co., Ltd.		1,035		—		—		—		—		—
Others		62		—		—		—		4,172		—

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,113		—		—		—		17,916		248
Virgin Mobile USA, Inc.		151		—		22,821		—		—		—
Aircross Co., Ltd.		57		—		—		—		397		276
Others		—		—		—		—		1,575		—

Others:
SK Energy Co., Ltd.		45		—		—		140		3,448		—
SK Engineering & Construction Co., Ltd.		203		—		—		—		1,164		1,076
SK Networks Co., Ltd.		771		—		—		112		57,400		3,537
Innoace Co., Ltd.		—		—		—		—		3,889		2,444
SK Telesys Co., Ltd.		332		—		—		—		11,152		—
Others		463		—		—		900		8,057		—

Total	~~W~~	28,655	~~W~~	575	~~W~~	25,803	~~W~~	1,212	~~W~~	289,557	~~W~~	22,010

c.	Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended						For the three months ended
	March 31, 2009						March 31, 2008
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

8 Registered directors (including outside directors)	~~W~~	674	~~W~~	18	~~W~~	692	~~W~~	3,532	~~W~~	335	~~W~~	3,867

17.	PROVISION
a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the three months ended March 31, 2009 and 2008 are as follows (In millions of Korean won):

	March 31, 2009		March 31, 2008

Beginning balance	~~W~~	24,889	~~W~~	27,668
Increase		5,075		2,608
Decrease (used points)		(7,990)		(4,284)

Ending balance	~~W~~	21,974	~~W~~	25,992

Points expire after 5 years. The expected year when unused points as of March 31, 2009 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended March 31,	In nominal value (note a)		Present value

2010	~~W~~	9,905	~~W~~	9,376
2011		6,361		5,700
2012		4,095		3,473
2013		2,644		2,123
2014		1,712		1,302

Ending balance	~~W~~	24,717	~~W~~	21,974

(note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b.	Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the three months ended March 31, 2009 are as follows (In millions of Korean won):

	March 31, 2009

Beginning balance	~~W~~	339,696
Increase (Provision)		107,052
Decrease (subsidy payment)		(75,048)

Ending balance	~~W~~	371,700

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended March 31,	in nominal value		Present value

2010	~~W~~	335,778	~~W~~	328,394
2011		45,788		43,306

Ending balance	~~W~~	381,566	~~W~~	371,700

18.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of March 31, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~15,792 million (net of tax effect totaling ~~W~~4,995 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~68,198 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~11,530 million (net of tax effect totaling ~~W~~2,810 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~42,910 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~337 million (net of tax effect totaling ~~W~~1,622 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~72,774 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~27 million (net of tax effect totaling ~~W~~8 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~10,691 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~174 million (net of tax effect totaling ~~W~~49 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~3,691 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of March 31, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,053 million (net of tax effect totaling ~~W~~579 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~7,876 million) was accounted for as accumulated other comprehensive income.
b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of March 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,710 million (net of tax effect totaling ~~W~~1,047 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 13, 2008. As of March 31, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~20,755 million (net of tax effect totaling ~~W~~5,854 million) was accounted for as accumulated other comprehensive income.
c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other nine banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~179,141 million and ~~W~~82,296 million for the three months ended March 31, 2009 and 2008, respectively, was charged to current operations.
d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$ 100,000,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~13,282 million and ~~W~~5,608 million for the three months ended March 31, 2009 and 2008, respectively, was charged to current operations.
In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~42,481 million and gain on valuation of currency swap of ~~W~~12,743 million for the three months ended March 31, 2009 and 2008, respectively, was charged to current operations.

As of March 31, 2009, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of March 31, 2009 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

				Fair value
				Designated		Designated
			Duration	as cash		as fair		Not
Type	Hedged item	Amount	of contract	flow hedge		value hedge		designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$100,000	May 27, 2004 ~ May 27, 2009	~~W~~	—	~~W~~	—	~~W~~	21,518	~~W~~	21,518

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$300,000	Mar. 23, 2004 ~ Apr. 1, 2011		47,411		—		—		47,411
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$100,000	Oct. 10, 2006 ~Oct. 10, 2013		28,570		—		—		28,570
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$400,000	Jul. 20, 2007 ~ Jul. 20, 2017		—		—		197,891		197,891
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		70,816		—		—		70,816

Total assets				~~W~~	146,797	~~W~~	—	~~W~~	219,409	~~W~~	366,206

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$10,940,900	Sep. 11, 2008 ~ Sep. 16, 2009	~~W~~	—	~~W~~	369,500	~~W~~	—	~~W~~	369,500

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$150,000	Nov 20, 2008 ~ Nov 20, 2010		10,726		—		—		10,726
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		3,915		—		—		3,915
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		10,508		—		—		10,508
Floating-to-fixed cross currency interest rate swap	Long-term borrowings	~~W~~500,000	July 28, 2008 ~ August 13, 2009		26,609		—		—		26,609
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~200,000	Jun. 29, 2006 ~ Jun. 29, 2010		4,756		—		—		4,756

Total liabilities				~~W~~	56,514	~~W~~	369,500	~~W~~	—	~~W~~	426,014

19.	SUBSEQUENT EVENTS
a.	Issuance of unguaranteed convertible bonds

On April 7, 2009, the Company issued unguaranteed convertible bond denominated in US dollar with face amount of US$332,528,000, to refund its outstanding convertible bond of which face amount US$229,160,000, and will mature on May 27, 2009, in accordance with the resolution of board of directors dated on March 13, 2009. The convertible bond will bear annual interest rate of 1.75%, its maturity of April 14, 2014 and the conversion right could be exercised during the period from May 18, 2009 to March 24, 2014

20.	K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the concerned employees. At March 31, 2009, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President

Date: June 17, 2009